Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

INSIDE INFORMATION

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors (the “Board”) of the Company wishes to inform its shareholders and potential investors that, based on the needs of the Company’s development strategy and to better align with the new trend of cooperation model in the global aviation industry, the Company decided not to renew its SkyTeam Membership Agreement from 1 January 2019 and will complete the transition arrangements in 2019. During the transition period, the Company will work closely with SkyTeam on a cooperative process to ensure a sound transition for customers and partners. The Company will explore the possibilities to establish new partnerships with advanced airlines around the world, promote bilateral and multilateral cooperation and provide quality services to passengers around the world.

The Company is of the view that the commercial decision mentioned above will not have any material impact on the business operations of the Company.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.